Exhibit 4.2 (d)

TELECOM ITALIA S.P.A.

LONG TERM INCENTIVE PLAN 2012

RULES

In implementation of the resolutions made on 15 May 2012 by the Shareholders’ Meeting of Telecom Italia S.p.A. (with registered office in Milan, at 2 Piazza degli Affari, tax code and registration number in the Milan Company Register 00488410010, also referred to as “Telecom Italia”, the “Company” and the “Issuer”) these rules (the “Rules”) have been drawn up for the “2012 Long Term Incentive Plan” (the “Plan”).

The Plan consists of the attribution to its Beneficiaries of a Bonus that varies depending on the level of their achievement of the 2012-2014 Performance Objectives. The Bonus (quantified in the Letter of Attribution) is structured differently for the different categories of Beneficiaries: Selected Executives and Top Management.

DEFINITIONS

The definitions contained in the Plan Information Document published on 02 April 2012 pursuant to article 84-bis of the Issuer Regulations are understood to be an integral part of these Rules.

•	Beneficiary/Beneficiaries – the beneficiaries of the Plan identified from persons in the following categories:

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Selected Executives – the executives with an employment contract with Telecom Italia or other companies that it directly or indirectly controls who are beneficiaries of the Plan, selected according to their position within the organisation and/or their strategic potential.

•

Top Management – the human resources occupying positions of strategic importance in the Telecom Italia business organisation, employees with management contracts or collaborators of Telecom Italia or other companies that it directly or indirectly controls.

•

Bonus – the benefit (in cash and/or in equity) promised to the individual Beneficiaries, determined on the measures based on their Letter of Attribution, and effectively quantified depending on the level of their achievement of the Performance Objectives in the Incentive Period. The Bonus consists of:

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for Selected Executives, a cash bonus, with the possibility of (i) investment of 50% of the accrued sum in newly issued Shares to be subscribed at Market Price determined at the moment achievement of the Performance Objectives is ascertained, rounding fractions to whole numbers of Shares, and (ii) allocation of Matching Shares free of charge, on termination of the Second Period;

•

for Top Management, (i) a cash bonus, and (ii) non-transferable rights to a free allocation of shares at the end of the Second Period, for a sum equal to the cash component, based on the Market Price determined at the moment achievement of the Performance Objectives is ascertained, rounding fractions to whole numbers of Shares.

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Performance Objectives – the Total Shareholders Return for Telecom Italia and the cumulative Free Cash Flow in the three year period 2012-2014, level of achievement of which is correlated with payment of the Bonus.

•	Incentive Period – the period of time from 1 January 2011 to 31 December 2013, for which the degree of achievement of the Performance Objectives will be ascertained.

•	Second Period – the period of twenty four months from the date of the meeting at which the Board of Directors of the Issuer ascertains the level of achievement of the Performance Objectives.

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Letter of Attribution – the communication identifying the individual Beneficiary, quantifying the basic measure of the Bonus promised if the specified conditions should be met. The content of the Letter of Attribution, the objectives sheet and these Rules must be formally accepted by the Beneficiary.

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Market Price – the greater of (i) the par value of the Share and (ii) the arithmetic mean of the official price of the Shares in the 30 days preceding the reference moment on the MTA Electronic Share Market organised and operated by Borsa Italiana S.p.A..

1.	GENERAL DESCRIPTION OF THE PLAN

1.1	Participation in the Plan consists of the promise of a Bonus, as indicated in the Letter of Attribution.

1.2

The actual amount of the Bonus varies according to the level of achievement of the Performance Objectives in the Incentive Period, as ascertained by the Board of Directors of the Issuers in the meeting to approve the consolidated financial statements as at 31 December 2014 (First Phase of the Plan, identical for all Beneficiaries).

1.3

Following the quantification of the Bonus and payment of the cash component, there is a Second Period (Second Phase of the Plan, configured differently according to the category to which the Beneficiary belongs).

2.	FIRST PHASE OF THE PLAN

2.1	Performance Objectives

2.1.1

The Performance Objectives are detailed in the objectives sheet that accompanies the Letter of Attribution. The Company reserves the right to proceed to (i) have the parameters used to measure the Performance Objectives updated by the Board of Directors (or its delegated representative), if they should become obsolescent during the Incentive Period, and to (ii) make adjustments during the final ascertainment of the level of achievement of the Performance Objectives, as specified in greater detail in the following point.

2.1.2

The level of achievement of the Performance Objectives will be ascertained by the Board of Directors during the meeting to approve the consolidated financial statements at 31 December 2014. Any adjustments to neutralise extraordinary phenomena may be proposed to the Board of Directors by the Nomination and Remuneration Committee (or any other Committee that is temporarily responsible for compensation issues).

2.2	Right to the Bonus

2.2.1

The right to the Bonus accrues at the end of the Incentive Period, without prejudice to the subsequent ascertainment of the level of achievement of the Performance Objectives by the Board of Directors that approves the consolidated financial statements at 31 December 2014. Achievement of the Performance Objectives shall be individually communicated to the Beneficiaries in the terms laid down in point 4, below.

2.2.2	The right to the Bonus lapses if, during the Incentive Period:

(i)

the Beneficiary’s employment with Telecom Italia or another company of the Group ceases (including leaving the perimeter of the Group of companies/branch of the business in which the Beneficiary works);

(ii)

participation in the Plan is cancelled on an individual basis, determined unilaterally by the Board of Directors (or its delegated representative), in particular in the event of changes to the beneficiary’s position;

(iii)	the Beneficiary should die.

Cancellation of the participation of an individual in the Plan shall be communicated to the Beneficiary in the terms laid down in point 4, below. With the cancellation of the participation of an individual in the Plan, the Beneficiary loses the right to receive the Bonus and any connected powers or rights.

2.2.3

Quantification of the Bonus, in its various configurations, and the disbursement of its cash component, will take place in the time necessary, following the ascertainment of the level of achievement of the Performance Objectives, without accruing any interest in the meantime.

2.2.4

The cash component of the Bonus will be paid in a single transaction, net of tax or social security contributions payable by the Beneficiary in consideration of the applicable pro tempore tax regulations.

3.	SECOND PHASE OF THE PLAN

3.1	Structure

3.1.1	The Second Phase will apply to the extent to which the First Phase has determined payment of a Bonus.

3.1.2	The Second Phase of the Plan is optional for Beneficiaries in the Selected Executive category and obligatory (but differently configured) for those in the Top Management category.

3.2	Selected Executives

3.2.1

Those Beneficiaries belonging to the Selected Executive category who are employees of Telecom Italia or other Group companies at the time the Bonus is paid, are entitled to invest 50% of the accrued cash Bonus is Shares issued in a specific increase in capital by payment reserved to the participants in the Plan, object of the mandate given to the Board of Directors of the Issuer pursuant to the resolution of the Shareholders’ meeting of 15 May 2012, to be carried out by the issue of Shares for a total maximum value of 5,500,000 euros (including share premium), the subscription price of which is equal to the Market Price of the Share determined by the Board of Directors at the moment achievement of the Performance Objectives is ascertained (the “Reserved Increase in Capital”).

3.2.2

Beneficiaries in the Selected Executive category who intend to accept the offer to subscribe to the Reserved Increase in Capital, by investing 50% of their cash bonus, must submit an application to Telecom Italia accepting the offer in the terms and with the arrangements established in due course by the Board of Directors (or its delegated representative). Payment for the Shares thus subscribed will be made by deduction of the sum allocated for that purpose from the accrued Bonus.

3.2.3

In the application for acceptance of the offer to subscribe the Reserved Increase in Capital (carried out within the necessary completion times) the Subscribers undertake that, while maintaining full enjoyment of their rights including the right to freely trade the Shares, the subscribed Shares assigned to them will be held on deposit with the Issuer, which will guarantee a free custody and administration service for two years from their date of allocation.

3.2.4

Those Subscribers of the Increase in capital who have retained the Subscribed Shares with the Issuer for the whole Second Period, provided they have maintained their status as Employees of Group companies, will be allocated Matching Shares in a ratio of 1 Matching Share for every Share subscribed and maintained on deposit with the Issuer uninterruptedly throughout the period.

3.2.5	The right to the allocation of Matching Shares lapses if, during the Second Period:

(i)	the employment of the Beneficiary with the Issuer or with other Group companies should cease;

(ii)	the Beneficiary should die.

3.2.6

Matching Shares will be allocated after the time necessary to verify that the conditions for their allocation and to carry out the free increase in capital pursuant to article 2349 of the Italian civil code, delegated to the Board of Directors of the Issuer by the Shareholders’ Meeting of 15 May 2012. Where necessary, the Matching Shares can also be allocated by transfer of treasury shares in the Company’s portfolio, free of charge, or, where not available, by payment of an equivalent sum.

3.3	Top Management

3.3.1

At the end of the Second Period, the Beneficiaries in the Top Management category who have maintained their employment/collaboration with Group companies will be allocated the Shares to which they are entitled free of charge, in the quantity determined when the level of their achievement of the Performance Objectives in the Incentive Period is determined.

3.3.2	Rights to the free allocation of Shares lapse if the employment/collaboration of the Beneficiary with the Issuer or other Group companies is terminated after the Incentive Period:

(i)	by resignation or dismissal for just cause or justified subjective grounds;

(ii)	by exit from the perimeter of the company or business unit for which the Beneficiary works.

The same rights (are allocated and) are retained if, instead, the following events occur during the Second Period:

(a)	the retirement of the Beneficiary as a result of reaching the age limit,

(b)	the consensual termination of the employment relationship,

(c)	the death of the Beneficiary.

3.3.3	The right of free allocation will be satisfied:

(i)

to the Beneficiaries who are employed by the Issuer or another Group company at the end of the Second Period, by a specific free increase in capital pursuant to article 2349 of the Italian civil code, delegated to the Board of Directors of the Issuer by the Shareholders’ Meeting of 15 May 2012. In this case the Shares will be allocated after the time necessary to verify the conditions for their allocation and to carry out the increase in capital; Where necessary, the Shares can also be allocated by transfer of treasury shares in the Company’s portfolio, free of charge, or, where not available, by payment of an equivalent sum;

(ii)

to the heirs of the Beneficiaries or the Beneficiaries who at the time are not employed by the Issuer or another Group company, by transfer of own Shares that the company holds, free of charge, or in the absence of such Shares, by the payment of an equivalent cash sum. In this case the transfer of shares or the payment of an equivalent cash sum will take place after the time necessary to check the conditions of access to the benefit, without accruing any interest in the meantime.

4.	GENERAL PROVISIONS

4.1	National insurance and tax regime

4.1.1

The national insurance and tax contributions relating to the Bonus, in its cash and equity components, and to the Shares subscribed shall remain the respective responsibility of the Beneficiaries and/or the Company, for their respective competence, based on the applicable pro tempore regulations.

4.1.2

Beneficiaries shall make available to the withholding agent the provision for the application of withholding tax on the income applicable in consideration of the pro tempore tax regulations, in the terms and following the procedures that shall be established in due course by the Board of Directors (or its delegated representative).

4.1.3

The national insurance and tax regime of Beneficiaries of the Plan who are resident abroad for tax purposes is that of the tax jurisdictions involved, without prejudice to any applicable international agreements on double taxation.

4.1.4	The tax regime applicable to the successors and assigns of a Beneficiary is the regime of the succession mortis causa.

4.2	Changes to the Plan

4.2.1

Without prejudice to the provisions regarding individual cancellation and the updating of the performance parameters due to subsequent obsolescence and/or their ex-post adjustment to neutralise extraordinary events, the Board of Directors may make changes to the terms and conditions of the Plan, or wholly or partially cancel it, suspend it or terminate it if the applicable law should change or if extraordinary events should occur that might influence the Plan during the Incentive Period and/or the Second Period, promptly informing the Beneficiaries.

4.3	Communications

4.3.1	Communications to the Beneficiaries pursuant to these Rules shall be made in writing, by ordinary post or by electronic mail.

4.3.2

Communications shall preferably be addressed to the workplace, or at the domicile indicated by the Beneficiaries. For this purpose, it is the responsibility of the Beneficiaries to promptly communicate any changes to their domicile or e-mail address to the offices of the Human Resources and Organization department.

4.4	Disputes

4.4.1	Any disputes arising, dependent or in any way connected to the Plan are devolved to the sole jurisdiction of the Milan judicial authorities.

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